LORD ABBETT MUNICIPAL INCOME FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

May 14, 2015

VIA EDGAR

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Municipal Income Fund, Inc. (the “Company”)
File Nos. 002-88912 and 811-03942

Dear Ms. Lithotomos:

Reference is made to Post-Effective Amendment No. 71 to the Company’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 27, 2015 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Wednesday, April 8, 2015 at approximately 3:30 p.m. with Brooke A. Fapohunda and Linda Y. Kim of Lord, Abbett & Co. LLC, the investment adviser to the Company and each of its series, regarding the Registration Statement. Your comments, and the Company’s responses thereto, are summarized below. Post-Effective Amendment No. 72 to the Registration Statement, which was filed today with the Commission and is to become effective May 15, 2015 (the “Amendment”), reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1Accession No. 0000930413-15-000886.

Ms. Valerie Lithotomos
May 14, 2015

Part A - Prospectus

1. We believe the third footnote to the fee table goes beyond what Form N-1A permits. Please move the footnote to the statutory prospectus or explain in your comment response letter why you believe the continued inclusion of such footnote to the fee table is appropriate.

Response: We believe the Fund’s interests are best served by providing greater transparency regarding the Fund’s fee structure. In particular, we believe the footnote regarding the possible assessment of CDSCs on certain Class C share redemptions provides material information to investors. Accordingly, we elect to retain the current language.

2. We believe the “interest and related expenses from inverse floaters” referenced in the sixth footnote to the fee table, which currently corresponds to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement,” should be included in the line item “Other Expenses” and the footnote should be removed.

Response: We have added a corresponding footnote to the line item “Other Expenses.” We also elect to retain the existing footnote because “interest and related expenses from inverse floaters” are a component of “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement,” and we believe this presentation provides shareholders with more clarity regarding the Fund’s fee structure.

3. Please explain the use of brackets in the prospectus.

Response: We used brackets in the prospectus to indicate that the information contained in the brackets is not final until the definitive prospectus becomes effective with the Commission. In addition, certain information shown in brackets remained subject to Board or management review or approval when the preliminary Registration Statement was filed with the Commission. All brackets have been removed from the prospectus included in the Amendment.

4. Please revise the explanatory language that precedes the expense example to reflect the exact wording of Form N-1A.

Response: We have revised the explanatory language that precedes the expense example as follows:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, giving effect to the fee waiver and expense reimbursement arrangement described above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

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Ms. Valerie Lithotomos
May 14, 2015

5. Please either (i) remove the word “generally” from the following sentence in the “Principal Investment Strategies” section of the summary and statutory portions of the prospectus: “Under normal circumstances, the Fund generally will maintain an investment portfolio with a weighted average effective duration of less than 4.5 years,” or (ii) disclose the circumstances under which the weighted average effective duration of the investment portfolio may exceed 4.5 years.

Response: We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate. The 4.5 year duration specified is merely a weighted portfolio average. Unlike other policies which apply to a specific security at the time of purchase, this disclosure does not purport to restrict the duration of any particular security, whether at the time of purchase or subsequently. There could be any number of circumstances in which average duration exceeds this metric, some of which might be at the control of the Adviser (e.g., discretionary purchases and sales) and some not (e.g., fluctuations in market values and repayment of shorter duration holdings). We do not feel it would be appropriate either to indicate that such an average would not exceed 4.5 years in any circumstance (i.e., by deleting the word “generally”) or to purport to specify the circumstances (i.e., both “how” and “when”) in which this could occur.

6. Please consider whether “Concentration Risk” should be added as a separate risk factor with respect to the Fund’s investments in municipal bonds in the “Principal Risks” section of the summary and statutory portions of the prospectus.

Response: We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate. The disclosure includes “State and Territory Risks,” which states that, from time to time, to the extent the Fund invests in issuers of a particular state, territory, or region, the Fund may be more exposed to risks affecting that particular state, territory, or region. In addition, we note that the Fund does not have a policy of concentrating its assets in any one industry and, accordingly, we do not consider “Concentration Risk” to be a main risk of investing in the Fund. We refer you to our response to Comment 16 for the basis of this determination.

7. In the “Principal Investment Strategies” section of the summary portion of the prospectus, please explain the effect of short duration and distinguish duration from maturity.

Response: We have revised the eighth paragraph in the “Principal Investment Strategies” section of the summary portion of the prospectus as follows:

The maturity of a security measures the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are

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Ms. Valerie Lithotomos
May 14, 2015

affected by changes in interest rates. The Fund may invest in individual securities of any maturity. Under normal circumstances, the Fund seeks to maintain a dollar-weighted average maturity of between one and three years. Because the Fund primarily invests in short duration municipal bonds, it is less sensitive to interest rate changes than a fund that focuses on longer duration bonds.

8. Please reconcile the use of the terms “inverse floaters” and “residual interest bonds.” Using plain English, please provide more detail about inverse floaters in the seventh paragraph in the “Principal Investment Strategies” section of the summary portion of the prospectus.

Response: For clarity, we have added “(also known as “residual interest bonds”)” after the first use of the term “inverse floaters” in the referenced paragraph. For a more detailed discussion of inverse floaters, please refer to page 14 of the statutory portion of the prospectus. We believe our approach in providing a fuller discussion in the statutory portion of the prospectus than that contained in the summary portion of the prospectus is consistent with Item 9 of Form N-1A. We believe that the existing disclosure regarding inverse floaters is appropriately tailored to the Fund’s anticipated investment operations without “disproportionately emphasizing possible investments or activities of the Fund that are not a significant part of the Fund’s investment operations,” consistent with General Instruction C(1)(c) to Form N-1A. Please also see the response to comment 9 below.

9. Please add more clarity regarding the expected risk and return properties of inverse floaters to the seventh paragraph in the “Principal Investment Strategies” section of the summary portion of the prospectus.

Response: We have discussed with the Fund’s lead portfolio manager the extent to which he expects the Fund will invest in inverse floaters. He has advised us that, under foreseeable market conditions, it is not anticipated that investing in inverse floaters will be a focus of the Fund’s investment strategy. In light of this dialogue, we believe that the current disclosure is appropriately tailored to reflect the extent to which the Fund will utilize inverse floaters.

10. Please acknowledge that you are aware of the letter from Barry D. Miller of the Commission to Karrie McMillan of the Investment Company Institute (the “ICI”), dated July 30, 2010, regarding derivatives-related disclosure by investment companies (the “Letter to the ICI”).

Response: We acknowledge that we are aware of the Letter to the ICI. In our view, the Fund’s derivatives-related disclosure comports with the standards set forth in the Letter to the ICI. The prospectus and SAI disclosure describe the anticipated types of derivatives investments the Fund may use, the anticipated purposes for which the Fund may use such derivatives, and the consequent risks in a manner that we believe is neither overly brief nor overly technical.

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Ms. Valerie Lithotomos
May 14, 2015

11. Please consider whether “Inverse Floaters” should be added as a separate risk factor in the “Principal Risks” section of the summary portion of the prospectus.

Response: Please see the response to comment 20 below, which we believe addresses this comment as well.

12. In “Short Duration Risk” in the “Principal Risks” section of the summary and statutory portions of the prospectus, please replace the word “may” with “will” in the following sentence: “The Fund generally will earn less income and, during periods of declining interest rates, may provide lower total returns than funds with longer durations.”

Response: We have made the requested change.

13. If investing in Puerto Rico municipal bonds will be a significant part of the Fund’s principal investment strategy, please expand the relevant disclosure in “State and Territory Risks” in the “Principal Risks” section of the summary and statutory portions of the prospectus.

Response: We have confirmed with the Fund’s lead portfolio manager that investing in Puerto Rico municipal bonds will not be a significant part of the Fund’s principal investment strategy. Accordingly, we believe that the current disclosure is appropriate.

14. If the Fund’s investments in derivatives potentially may have a tax impact on the Fund, please expand “Taxability Risk” in the “Principal Risks” section of the summary and statutory portions of the prospectus to address this.

Response: We have added the following sentence to “Taxability Risk” in the “Principal Risks” section of the summary and statutory portions of the prospectus: “Additionally, the Fund’s use of derivatives may increase the amount of distributions taxable to you as ordinary income, increase or decrease the amount of capital gain distributions to you and/or decrease the amount available for distribution to you as exempt-interest dividends.”

15. Please clarify what is meant by the phrase “abusive transaction” in the first sentence of “Taxability Risk” in the “Principal Risks” section of the summary and statutory portions of the prospectus.

Response: In “Taxability Risk” in the “Principal Risks” section of the summary and statutory portions of the prospectus we have deleted the referenced first sentence and revised the second sentence as follows: “There is a risk that a bond issued as tax-exempt may be reclassified by the Internal Revenue Service (“IRS”) as taxable (for example, if the bond was issued in a transaction deemed by the IRS to be abusive), creating taxable rather than tax-exempt income.”

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Ms. Valerie Lithotomos
May 14, 2015

16. Please clarify the first sentence of the fifth paragraph in the “Principal Investment Strategies” section of the statutory portion of the prospectus, which states: “The Fund will not invest more than 25% of its total assets in any industry; however, this limitation does not apply to tax-exempt securities issued by governments or their political subdivisions.”

Response: We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate. Guide 19 to Form N-1A provides that a tax-exempt bond fund is not required to make a statement of policy required by Section 8(b)(1) of the Investment Company Act of 1940, as amended, as to concentration with regard to tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry. Guide 19, though officially rescinded by the Commission, continues to be cited by the staff for the above proposition. Therefore, we believe that the statement and the exception to the 25% limitation are appropriate.

17. The first sentence of the seventh paragraph in the “Principal Investment Strategies” section of the statutory portion of the prospectus states: “The Fund may invest [up to 100% of its net assets] in derivatives…” Please disclose whether this would affect the tax-free nature of the Fund.

Response: Subject to the Fund’s policy to invest, under normal conditions, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds that pay interest exempt from federal income tax, the Fund may invest without limit in derivatives. Accordingly, the Fund’s investment in derivatives is not expected to affect the tax-free nature of the Fund.

18. Please confirm whether, in connection with investment in an inverse floater, the Fund will participate in structuring the inverse floater by establishing the associated trust. If so, additional disclosure regarding Section 18 segregation requirements should be added.

Response: We have confirmed with the Fund’s lead portfolio manager and the Operations department that the Fund will not participate in structuring an inverse floater by establishing the associated trust.

19. The last sentence of “Inverse Floaters” in the “Principal Investment Strategies” section of the statutory portion of the prospectus states: “Accordingly, as short-term interest rates rise, inverse floaters are expected to produce less (or perhaps no) current income…” Please confirm whether the Fund’s investment in inverse floaters could produce negative income.

Response: We have confirmed with the Fund’s portfolio manager that any investment by the Fund in inverse floaters will not produce negative income.

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Ms. Valerie Lithotomos
May 14, 2015

20. Please copy the second paragraph of “Derivatives Risk” in the “Principal Risks” section from the statutory portion of the prospectus and add it to “Derivatives Risk” in the “Principal Risks” section of the summary portion of the prospectus.

Response: We have made the requested change.

21. Please confirm whether investing in payment-in-kind securities will be a principal investment strategy of the Fund. If investing in payment-in-kind securities will be a principal investment strategy of the Fund, additional disclosure will be required.

Response: We have confirmed with the Fund’s portfolio manager that investing in payment-in-kind securities will not be a principal investment strategy of the Fund.

Part B – Statement of Additional Information

22. Please reconcile the Fund’s investment of 25% or more of its assets in municipal bonds with the “industry concentration” policy stated in fundamental investment restriction no. 6.

Response: We refer you to our response to Comment 16, and respectfully note that, under Guide 19, municipal bonds are not considered to be an industry. Accordingly, fundamental investment restriction no. 6 appropriately states the Fund’s “no concentration” policy while also noting that municipal bonds are not subject to the Fund’s 25% industry concentration restriction.

* * * * *

The Company acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2279.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

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